FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

Date: August 10, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months ended June 30, 2011 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2011	June 30, 2011
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,471	¥261,854
Short-term investments in debt securities (Notes 4 and 5)	44,012	43,596
Other short-term investments (Note 4)	201,817	196,494
Trade receivables
Notes	19,536	18,151
Accounts	208,404	204,426
Less allowances for doubtful accounts and sales returns	(4,795)	(4,401)

	223,145	218,176
Inventories (Note 6)	232,899	248,256
Advance payments	72,207	71,153
Deferred income taxes	43,035	43,622
Other current assets (Notes 5, 7 and 8)	38,915	38,371

Total current assets	1,129,501	1,121,522
Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	377,075	409,916
Other long-term investments (Notes 4, 5 and 7)	16,804	30,350

Total investments and advances	393,879	440,266
Property, plant and equipment:
Land	59,638	59,952
Buildings	288,992	290,183
Machinery and equipment	706,474	707,037
Construction in progress	7,227	8,442
Less accumulated depreciation	(814,577)	(816,809)

Total property, plant and equipment	247,754	248,805
Goodwill	64,701	64,163
Intangible assets	42,160	40,618
Other assets (Note 7)	68,571	66,019

Total assets	¥1,946,566	¥1,981,393

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2011	June 30, 2011
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥7,852	¥9,041
Current portion of long-term debt (Note 5)	10,687	10,793
Trade notes and accounts payable	101,265	96,530
Other notes and accounts payable	61,226	69,951
Accrued payroll and bonus	49,092	39,819
Accrued income taxes	18,069	15,969
Other accrued liabilities	24,337	25,128
Other current liabilities (Notes 5 and 8)	28,087	32,542

Total current liabilities	300,615	299,773
Non-current liabilities:
Long-term debt (Note 5)	24,538	22,515
Accrued pension and severance liabilities (Note 9)	28,924	28,569
Deferred income taxes	90,005	104,584
Other non-current liabilities	19,125	15,862

Total non-current liabilities	162,592	171,530

Total liabilities	463,207	471,303
Commitments and contingencies (Note 10)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,336	162,383
Retained earnings	1,268,548	1,280,506
Accumulated other comprehensive income (Note 8)	(75,633)	(60,544)
Common stock in treasury, at cost	(50,691)	(51,213)

Total Kyocera Corporation shareholders’ equity	1,420,263	1,446,835
Noncontrolling interests	63,096	63,255

Total equity (Note 11)	1,483,359	1,510,090

Total liabilities and equity	¥1,946,566	¥1,981,393

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended June 30,
	2010	2011
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥313,175	¥305,231
Cost of sales (Note 8)	218,742	215,891

Gross profit	94,433	89,340
Selling, general and administrative expenses (Note 12)	53,830	56,027

Profit from operations	40,603	33,313
Other income (expenses):
Interest and dividend income	5,293	5,818
Interest expense (Note 8)	(572)	(515)
Foreign currency transaction gains (losses), net (Note 8)	(273)	1,337
Other, net (Note 5)	1,272	(31)

Total other income	5,720	6,609

Income before income taxes	46,323	39,922
Income taxes	14,749	13,180

Net income	31,574	26,742
Net income attributable to noncontrolling interests	(1,681)	(1,938)

Net income attributable to shareholders of Kyocera Corporation	¥29,893	¥24,804

Earnings per share (Note 14):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥162.89	¥135.19
Diluted	162.89	135.19
Average number of shares of common stock outstanding:
Basic	183,520	183,468
Diluted	183,520	183,468

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Cash flows from operating activities:
Net income	¥31,574	¥26,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,339	16,606
Provision for doubtful accounts	219	(45)
Write-down of inventories	979	319
Foreign currency adjustments	359	269
Change in assets and liabilities:
(Increase) decrease in receivables	(11,728)	5,372
Increase in inventories	(15,021)	(17,898)
Decrease in advance payments	559	1,022
Increase in other current assets	(5,369)	(2,832)
Increase (decrease) in notes and accounts payable	24,229	(1,593)
Increase (decrease) in accrued income taxes	242	(1,902)
Increase (decrease) in other current liabilities	7,859	(4,230)
Decrease in other non-current liabilities	(965)	(2,573)
Other, net	(1,119)	474

Net cash provided by operating activities	48,157	19,731

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(5,715)	(1,311)
Payments for purchases of held-to-maturity securities	(12,108)	(24,145)
Proceeds from sales and maturities of available-for-sale securities	7,000	12,312
Proceeds from maturities of held-to-maturity securities	14,246	13,689
Acquisitions of businesses, net of cash acquired	(1,146)	—
Payments for purchases of property, plant and equipment	(9,499)	(17,324)
Payments for purchases of intangible assets	(879)	(1,164)
Proceeds from sales of property, plant and equipment, and intangible assets	32	97
Acquisition of time deposits and certificate of deposits	(59,393)	(61,291)
Withdrawal of time deposits and certificate of deposits	42,116	63,015
Other, net	244	1,007

Net cash used in investing activities	(25,102)	(15,115)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(385)	1,395
Proceeds from issuance of long-term debt	2,658	2,221
Payments of long-term debt	(4,679)	(3,844)
Dividends paid (Note 11)	(11,174)	(12,784)
Purchase of common stock in treasury	(12)	(522)
Reissuance of common stock in treasury	1	—
Other, net	(307)	(404)

Net cash used in financing activities	(13,898)	(13,938)

Effect of exchange rate changes on cash and cash equivalents	(9,508)	(2,295)

Net decrease in cash and cash equivalents	(351)	(11,617)
Cash and cash equivalents at beginning of period	313,126	273,471

Cash and cash equivalents at end of period	¥312,775	¥261,854

The accompanying notes are an integral part of these statements.

<NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS> (Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases,” which is applied in order to determine whether a lease should be classified as an operating or a capital lease. This accounting standard requires the lessee to record all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained.

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and a variable interest entity for which Kyocera Corporation is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera have no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results approximate its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results approximate its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods. Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera directly write-off these receivables to expenses in the period incurred.

(6) Inventories

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 70% and 71% at March 31, 2011 and June 30, 2011, respectively, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 59% at March 31, 2011 and June 30, 2011, and by other methods, including the average method for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment quarterly in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 18 years

(10) Impairment of long-lived assets

Impairment of long-lived assets and intangible assets are accounted for under ASC 360, “Property, Plant and Equipment.” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts, interest rate swaps and interest rate caps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts in income. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements by fair value based on measurement method. Under the modified prospective method, Kyocera recognizes compensation costs which include:

(a)	compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and

(b)	compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Net income attributable to shareholders of Kyocera Corporation and cash dividends per share

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

(14) Research and development expenses and advertising expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(16) Recently adopted accounting standards

On April 1, 2011, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” on April 1, 2011. This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the FASB’s ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” on April 1, 2011. The amendments in this Update require a public entity that enters into business combination(s) to disclose revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(17) Recently issued accounting standards

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This accounting standard amends current U.S. GAAP to create more commonality with IFRSs by changing the wording used to describe requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This accounting standard will be effective during interim and annual periods beginning after December 15, 2011. The adoption of this accounting standard is not expected to have material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” In presenting other comprehensive income and its components in financial statement, this accounting standard eliminates the current option which is to present the components of other comprehensive income as part of the statement of equity. This accounting standard will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. As this accounting standard is a provision for presentation, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Reclassifications

Certain reclassifications and format changes have been made to the consolidated balance sheets at March 31, 2011 and the consolidated statements of income and cash flows for three months ended June 30, 2010 to conform to the current presentation.

3. BUSINESS COMBINATION

On July 11, 2011, Kyocera Fineceramics GmbH acquired 100% of the outstanding  common stock of Unimerco Group A/S, a Denmark-based industrial cutting tool manufacturing and sales company and made it a consolidated subsidiary with the aim of strengthening its cutting tool business. Unimerco Group A/S has changed its name to Kyocera Unimerco A/S on July, 21, 2011. The total purchase price for the transaction is ¥22,494 million. The calculation of the amounts of the identifiable assets and liabilities has not yet been completed.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2011 and June 30, 2011, included in short-term investments in debt securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2011				June 30, 2011
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥271,874	¥327,684	¥57,151	¥1,341	¥269,995	¥361,221	¥91,704	¥478
Investment trusts	3,454	3,590	225	89	3,463	3,528	202	137

Total equity securities	275,328	331,274	57,376	1,430	273,458	364,749	91,906	615

Corporate bonds	5,122	4,395	37	764	5,113	4,361	34	786
Hybrid financial instruments	11,976	11,976	—	—	1,993	1,993	—	—
Government bonds and public bonds	2,789	2,423	19	385	2,789	2,418	22	393
Other debt securities	563	554	32	41	528	528	41	41

Total debt securities	20,450	19,348	88	1,190	10,423	9,300	97	1,220

Total available-for-sale securities	295,778	350,622	57,464	2,620	283,881	374,049	92,003	1,835

Held-to-maturity securities:
Corporate bonds	51,901	52,035	208	74	61,943	62,082	201	62
Government bonds and public bonds	18,264	18,189	6	81	17,220	17,233	17	4
Others	300	300	0	—	300	301	1	—

Total held-to-maturity securities	70,465	70,524	214	155	79,463	79,616	219	66

Total	¥366,243	¥421,146	¥57,678	¥2,775	¥363,344	¥453,665	¥92,222	¥1,901

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and unconsolidated subsidiaries. Carrying amounts of these investments at March 31, 2011 and June 30, 2011, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2011	June 30, 2011
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥201,879	¥210,032
Non-marketable equity securities	15,376	15,350
Long-term loans	147	122
Investments in affiliates and unconsolidated subsidiaries	1,219	1,340

Total	¥218,621	¥226,844

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2011				June 30, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Corporate bonds	¥630	¥12	¥6	¥648	¥630	¥13	¥—	¥643
Hybrid financial instruments	—	11,976	—	11,976	—	1,993	—	1,993
Other debt securities	—	180	30	210	—	223	7	230

Total debt securities	630	12,168	36	12,834	630	2,229	7	2,866

Foreign currency forward contracts	—	331	—	331	—	1,051	—	1,051
Currency swaps	—	7	—	7	—	16	—	16

Total derivatives	—	338	—	338	—	1,067	—	1,067

Total current assets	630	12,506	36	13,172	630	3,296	7	3,933

Non-Current Assets:
Marketable equity securities	327,684	—	—	327,684	361,221	—	—	361,221
Investment trusts	331	3,259	—	3,590	325	3,203	—	3,528

Total equity securities	328,015	3,259	—	331,274	361,546	3,203	—	364,749

Corporate bonds	3,719	19	9	3,747	3,700	18	—	3,718
Government bonds and public bonds	2,423	—	—	2,423	2,418	—	—	2,418
Other debt securities	—	295	49	344	—	290	8	298

Total debt securities	6,142	314	58	6,514	6,118	308	8	6,434

Total non-current assets	334,157	3,573	58	337,788	367,664	3,511	8	371,183

Total assets	¥334,787	¥16,079	¥94	¥350,960	¥368,294	¥6,807	¥15	¥375,116

Current Liabilities:
Foreign currency forward contracts	¥—	¥3,626	¥—	¥3,626	¥—	¥1,333	¥—	¥1,333
Interest rate swaps	—	20	—	20	—	15	—	15

Total derivatives	—	3,646	—	3,646	—	1,348	—	1,348

Total current liabilities	¥—	¥3,646	¥—	¥3,646	¥—	¥1,348	¥—	¥1,348

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the three months ended June 30, 2010 and 2011.

The fair value of Level 3 investments is determined using input that is both unobservable and significant to the values of instruments being measured.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

In accordance with the provisions of ASC 815-15, “Embedded Derivatives”, Kyocera elects the fair value option for all hybrid financial instruments. Gains on hybrid financial instruments in the amount of ¥29 million and ¥14 million were recorded in other, net on the consolidated statements of income for the three months ended June 30, 2010 and 2011, respectively.

The following table presents additional information about Level 3 corporate bonds and other debt securities measured at fair value on recurring basis for the three months ended June 30, 2010 and 2011.

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Balance at beginning of period	¥33	¥94
Total gains or losses (realized/unrealized)
Included in earnings (losses)	—	—
Included in other comprehensive income	(3)	(4)
Purchase, issuance and settlements	—	—
Transfer in and/or out of Level 3	—	(75)

Balance at end of period	¥30	¥15

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2011		June 30, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥44,012	¥44,054	¥43,596	¥43,650
Long-term investments in debt and equity securities	377,075	377,092	409,916	410,015
Other long-term investments (excluding investments in affiliates and unconsolidated subsidiaries)	15,585	15,585	29,010	29,017

Total	¥436,672	¥436,731	¥482,522	¥482,682

Liabilities (b):
Long-term debt (including due within one year)	¥35,225	¥35,332	¥33,308	¥33,397

Total	¥35,225	¥35,332	¥33,308	¥33,397

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2011 and June 30, 2011 were ¥15,363 million and ¥15,338 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2011 and June 30, 2011 are as follows:

	March 31, 2011	June 30, 2011
	(Yen in millions)
Finished goods	¥111,487	¥117,723
Work in process	47,388	47,779
Raw materials and supplies	74,024	82,754

Total	¥232,899	¥248,256

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2011 and June 30, 2011 are as follows:

	March 31, 2011	June 30, 2011
	(Yen in millions)
Other current assets	¥619	¥690
Other long-term investments	¥329	¥76
Other assets	¥1,876	¥1,716

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH and its consolidated subsidiaries (TA). These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA estimates allowance for doubtful accounts related to lease receivables at the portfolio level.

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Balance at beginning of period	¥571	¥493
Charged to costs or expenses, or charge-offs	66	65
Others*	(83)	(4)

Balance at end of period	¥554	¥554

*	Foreign currency translation.

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2011 and June 30, 2011 were ¥34,369 million and ¥33,706 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which expose Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts and currency swaps, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps mainly to convert a portion of its variable rates debt to fixed rates debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts and currency swaps to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables, payables and borrowings are recorded as foreign currency transaction gains (losses), net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2011 and June 30, 2011 are as follows:

	March 31, 2011	June 30, 2011
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥13,852	¥14,154
Interest rate swaps	590	585

Total	¥14,442	¥14,739

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥144,006	¥134,722
Currency swaps	226	222

Total	¥144,232	¥134,944

Total derivatives	¥158,674	¥149,683

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2011 and June 30, 2011 are as follows:

	Location	March 31, 2011	June 30, 2011
		(Yen in millions)
Derivative Assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥72	¥75

Total		¥72	¥75

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥259	¥976
Currency swaps	Other current assets	7	16

Total		¥266	¥992

Total derivatives		¥338	¥1,067

Derivative Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥117	¥93
Interest rate swaps	Other current liabilities	20	15

Total		¥137	¥108

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥3,509	¥1,240

Total		¥3,509	¥1,240

Total derivatives		¥3,646	¥1,348

The location and amount of derivative financial instruments in the comprehensive income for the three months ended June 30, 2010 and 2011 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in other comprehensive income

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Foreign currency forward contracts	¥101	¥(20)
Interest rate swaps	8	8

Total	¥109	¥(12)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

		Three months ended June 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥108	¥(91)
Foreign currency forward contracts	Cost of sales	(140)	115
Interest rate swaps	Interest expense	5	5

Total		¥(27)	¥29

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Three months ended June 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥(0)	¥1

Total		¥(0)	¥1

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Three months ended June 30,
	Location	2010	2011
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥5,022	¥2,986
Currency swaps	Foreign currency transaction gains (losses), net	(1)	9

Total		¥5,021	¥2,995

9. BENEFIT PLANS

Domestic:

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended June 30, 2010 and 2011 include the following components:

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Service cost	¥2,154	¥2,325
Interest cost	659	625
Expected return on plan assets	(814)	(839)
Amortization of prior service cost	(1,082)	(1,082)
Recognized actuarial loss	193	285

Net periodic pension costs	¥1,110	¥1,314

Foreign:

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries (AVX) and TA, for the three months ended June 30, 2010 and 2011 include the following components:

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Service cost	¥83	¥80
Interest cost	490	464
Expected return on plan assets	(295)	(315)
Amortization of prior service cost	3	2
Recognized actuarial loss	63	62

Net periodic pension costs	¥344	¥293

10. COMMITMENTS AND CONTINGENCIES

As of June 30, 2011, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥14,958 million due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at June 30, 2011 are as follows:

June 30, 2011
(Yen in millions)
Due within 1 year	¥4,651
Due after 1 year but within 2 years	2,942
Due after 2 years but within 3 years	1,822
Due after 3 years but within 4 years	1,181
Due after 4 years but within 5 years	842
Thereafter	1,097

Total	¥12,535

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the three months ended June 30, 2011, Kyocera purchased ¥4,438 million and is obligated to purchase ¥220,853 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At June 30, 2011, the total amount of these guarantees was ¥640 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with sites at which remediation is required. Because CERCLA has been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. We believe that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve AVX’s liability at each of the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. AVX has paid, or reserved for, all estimated amounts required under the terms of these orders and decrees corresponding to its apportioned share of the liabilities. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions during clean-up or substantial cost overruns for the chosen remedy.

In July 2007, AVX received oral notification from the EPA, and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts. In 1991, in connection with that consent decree, AVX paid ¥5,346 million, plus interest, toward the environmental conditions at, and remediation of, the harbor in settlement with the EPA and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥10,571 million. The EPA has indicated that remediation costs through October 22, 2010 were approximately ¥34,644 million, not all of which is subject to the reopener provisions. In March 2011, EPA issued a proposal providing alternative remedial action plan to the existing plan for which the future cost estimates ranging from ¥29,322 million to ¥32,481 million, net present value.

AVX has not received complete documentation of past response cost from EPA and therefore has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether it can avoid responsibility for all, or some portion, of these past or future costs because the remediation method has changed over time and costs can be appropriately allocated to parties other than AVX. AVX anticipates further discussions with the U.S. Department of Justice, the EPA, and the Commonwealth of Massachusetts. AVX is continuing to investigate the claim as well as potential defenses and other actions with respect to the site. In light of the foregoing, it is not reasonably possible to estimate a range of loss and accordingly, no accrual for costs has been recorded at AVX. Therefore, the potential impact of this matter on Kyocera’s consolidated results of operations, financial condition and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

11. EQUITY

Based on the resolution for the payment of year-end dividends at the ordinary general shareholders’ meeting held on June 28, 2011, Kyocera paid cash dividends totaling ¥12,846 million, ¥70 per share of common stock on June 29, 2011 to shareholders of record on March 31, 2011.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the three months ended June 30, 2010 and 2011 are as follows:

	Three months ended June 30,
	2010			2011
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Balance at beginning of period	¥1,345,235	¥62,027	¥1,407,262	¥1,420,263	¥63,096	¥1,483,359
Comprehensive income (loss)	(15,058)	(1,789)	(16,847)	39,900	863	40,763
Cash dividends paid to Kyocera Corporation’s shareholders	(11,011)	—	(11,011)	(12,846)	—	(12,846)
Cash dividends paid to noncontrolling interests	—	(644)	(644)	—	(646)	(646)
Other	18	64	82	(482)	(58)	(540)

Balance at end of period	¥1,319,184	¥59,658	¥1,378,842	¥1,446,835	¥63,255	¥1,510,090

Comprehensive income (loss) for the three months ended June 30, 2010 and 2011 are as follows:

	Three months ended June 30,
	2010			2011
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥29,893	¥1,681	¥31,574	¥24,804	¥1,938	¥26,742
Net unrealized gains (losses) on securities	(24,081)	9	(24,072)	20,845	3	20,848
Net unrealized gains on derivative financial instruments	109	40	149	17	5	22
Pension adjustments	(399)	(68)	(467)	(346)	23	(323)
Foreign currency translation adjustments	(20,580)	(3,451)	(24,031)	(5,420)	(1,106)	(6,526)

Comprehensive income (loss)	¥(15,058)	¥(1,789)	¥(16,847)	¥39,900	¥863	¥40,763

12. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Research and development expenses	¥11,387	¥11,939
Advertising expenses	¥1,429	¥2,035
Shipping and handling cost included in selling, general and administrative expenses	¥4,019	¥4,212

13. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and LCD Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Ceramic Components,

Sapphire Substrates,

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices,

Ceramic Packages for CMOS/CCD Sensors,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages and Components,

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Residential and Industrial Solar Power Generating Systems,

Solar Cells and Modules,

Cutting Tools, Micro Drills,

Medical and Dental Implants,

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

Surface Acoustic Wave (SAW) Devices, RF Modules, Electro Magnetic Interference (EMI) Filters,

Timing Devices such as Temperature Compensated Crystal Oscillators (TCXOs), Crystal Units, Clock Oscillators and Ceramic Resonators,

Connectors,

Thermal Printheads,

Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

Liquid Crystal Displays (LCDs),

Touch Panels

(5) Telecommunications Equipment Group

Mobile Phone Handsets,

Personal Handy Phone System (PHS) Related Products such as PHS Mobile Phone Handsets and PHS Base Stations

(6) Information Equipment Group

Color and Black & White Office Equipment such as ECOSYS Printers and Multifunction Peripherals,

Wide Format Multifunctional Systems,

Printer and Multifunction Peripherals Supplies,

Business Solution Services such as Managed Print Service

(7) Others

Information Systems & Telecommunication Services,

Electrical Insulation and Sheet Materials, Synthetic Resin Molded Parts,

Real Estate Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Three months ended June 30,
	2010	2011
Amount of sales to KDDI Corporation and its consolidated subsidiaries (Yen in millions)	¥41,119	¥30,064
Ratio of amount of sale to KDDI Corporation and its consolidated subsidiaries to consolidated net sales (%)	13.1	9.8

Information by reporting segments for the three months ended June 30, 2010 and 2011 is summarized as follows:

Reporting Segments

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥17,233	¥20,515
Semiconductor Parts Group	42,808	40,775
Applied Ceramic Products Group	44,847	45,435
Electronic Device Group	59,549	59,417
Telecommunications Equipment Group	64,756	48,949
Information Equipment Group	58,465	60,190
Others	32,640	36,269
Adjustments and eliminations	(7,123)	(6,319)

Net sales	¥313,175	¥305,231

Income before income taxes:
Fine Ceramic Parts Group	¥2,322	¥3,452
Semiconductor Parts Group	8,984	9,305
Applied Ceramic Products Group	7,432	4,311
Electronic Device Group	9,480	9,406
Telecommunications Equipment Group	5,132	(741)
Information Equipment Group	5,503	7,614
Others	1,873	794

Total operating profit	40,726	34,141
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	6,067	5,950
Adjustments and eliminations	(470)	(169)

Income before income taxes	¥46,323	¥39,922

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,041	¥1,405
Semiconductor Parts Group	2,186	2,574
Applied Ceramic Products Group	2,709	3,285
Electronic Device Group	3,145	3,025
Telecommunications Equipment Group	3,080	2,178
Information Equipment Group	2,524	2,505
Others	1,135	1,121
Corporate	519	513

Total	¥16,339	¥16,606

Capital expenditures:
Fine Ceramic Parts Group	¥1,579	¥3,212
Semiconductor Parts Group	2,959	2,195
Applied Ceramic Products Group	2,634	1,874
Electronic Device Group	1,710	5,534
Telecommunications Equipment Group	716	841
Information Equipment Group	1,427	925
Others	656	819
Corporate	316	611

Total	¥11,997	¥16,011

Geographic segments (Net sales by region)

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Net sales:
Japan	¥138,756	¥134,232
Asia	50,940	55,731
Europe	52,898	53,271
United States of America	56,040	46,750
Others	14,541	15,247

Net sales	¥313,175	¥305,231

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Net sales:
Japan	¥142,355	¥137,371
Intra-group sales and transfer between geographic areas	109,952	112,274

	252,307	249,645

Asia	43,480	48,182
Intra-group sales and transfer between geographic areas	47,828	43,290

	91,308	91,472

Europe	55,055	55,803
Intra-group sales and transfer between geographic areas	7,683	8,955

	62,738	64,758

United States of America	66,560	57,067
Intra-group sales and transfer between geographic areas	8,486	5,655

	75,046	62,722

Others	5,725	6,808
Intra-group sales and transfer between geographic areas	3,505	2,992

	9,230	9,800

Adjustments and eliminations	(177,454)	(173,166)

Net sales	¥313,175	¥305,231

Income before income taxes:
Japan	¥25,738	¥19,902
Asia	4,878	6,210
Europe	3,835	4,261
United States of America	5,083	5,126
Others	691	686

	40,225	36,185
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	6,067	5,950
Adjustments and eliminations	31	(2,213)

Income before income taxes	¥46,323	¥39,922

14. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Three months ended June 30,
	2010	2011
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥29,893	¥24,804

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥162.89	¥135.19
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥162.89	¥135.19

Basic weighted average number of shares outstanding	183,520	183,468
Diluted weighted average number of shares outstanding	183,520	183,468

Reference Information (Unaudited)

1. Production (Sales price)

	Three months ended June 30,				Increase (Decrease) %
	2010		2011
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥17,768	5.6	¥21,200	6.9	19.3
Semiconductor Parts Group	44,328	14.1	43,517	14.2	(1.8)
Applied Ceramic Products Group	45,653	14.5	49,257	16.0	7.9
Electronic Device Group	60,841	19.3	60,329	19.7	(0.8)

Total Components Business	168,590	53.5	174,303	56.8	3.4
Telecommunications Equipment Group	65,711	20.8	42,957	14.0	(34.6)
Information Equipment Group	57,131	18.1	66,033	21.5	15.6

Total Equipment Business	122,842	38.9	108,990	35.5	(11.3)
Others	23,867	7.6	23,747	7.7	(0.5)

Production	¥315,299	100.0	¥307,040	100.0	(2.6)

2. Orders

	Three months ended June 30,				Increase (Decrease) %
	2010		2011
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥19,317	5.9	¥21,543	6.9	11.5
Semiconductor Parts Group	45,761	14.0	43,203	13.8	(5.6)
Applied Ceramic Products Group	48,120	14.8	49,893	16.0	3.7
Electronic Device Group	68,947	21.2	61,659	19.8	(10.6)

Total Components Business	182,145	55.9	176,298	56.5	(3.2)
Telecommunications Equipment Group	59,286	18.2	45,313	14.5	(23.6)
Information Equipment Group	57,686	17.7	60,128	19.3	4.2

Total Equipment Business	116,972	35.9	105,441	33.8	(9.9)
Others	33,436	10.3	36,505	11.7	9.2
Adjustments and eliminations	(6,818)	(2.1)	(6,376)	(2.0)	—

Orders	¥325,735	100.0	¥311,868	100.0	(4.3)